

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Mark F. McGettrick
Executive Vice President and Chief Financial Officer
Dominion Resources, Inc.
Virginia Electric and Power Company
120 Tredegar Street
Richmond, VA 23219

> **Re:** **Dominion Resources, Inc.**
> **Virginia Electric and Power Company**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-08489 and 0-55337**

Dear Mr. McGettrick:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant